EXHIBIT 99.1

YANDEX N.V.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)

d

		As of
	Notes	December 31, 2021*	September 30, 2022	September 30, 2022
		RUB	RUB	$
ASSETS
Cash and cash equivalents	4	79,275	99,866	1,739.4
Term deposits		23,415	1,232	21.5
Investments in marketable equity securities	4	4,049	—	—
Trade accounts receivable, less allowance for doubtful accounts of RUB 2,716 and RUB 3,556, respectively	4	43,568	46,839	815.8
Inventory		9,587	17,317	301.6
Prepaid expenses		12,663	15,519	270.3
VAT reclaimable		13,498	15,032	261.8
Funds receivable, net		6,180	4,180	72.8
Other current assets	4	7,740	8,660	150.9
Total current assets		199,975	208,645	3,634.1
Goodwill	8	117,864	143,125	2,492.9
Property and equipment, net	6	98,325	109,077	1,899.9
Operating lease right-of-use assets	7	36,245	29,980	522.2
Intangible assets, net	8	22,359	31,881	555.3
Content assets, net	10	13,767	15,802	275.2
Equity method investments	4	9,425	6,441	112.2
Deferred tax assets		5,625	4,444	77.4
Long-term prepaid expenses		3,278	3,840	66.9
Other non-current assets	4	8,633	9,858	171.7
Total non-current assets		315,521	354,448	6,173.7
TOTAL ASSETS		515,496	563,093	9,807.8
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	4	81,555	96,259	1,676.6
Debt, current portion	12	2,940	20,946	364.8
Income and non-income taxes payable	4	16,196	27,132	472.6
Deferred revenue		10,415	11,779	205.2
Total current liabilities		111,106	156,116	2,719.2
Debt, non-current portion	12	85,835	29,885	520.5
Operating lease liabilities	7	24,642	18,870	328.7
Finance lease liabilities	7	15,350	18,208	317.1
Deferred tax liabilities		2,989	2,840	49.5
Other accrued liabilities		2,649	10,472	182.4
Total non-current liabilities		131,465	80,275	1,398.2
Total liabilities		242,571	236,391	4,117.4
Commitments and contingencies	10,11
Redeemable noncontrolling interests		869	41	0.7
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding		—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 323,800,479 and 326,016,891, respectively, Class B: 35,698,674, and Class C: 10,000); shares outstanding (Class A: 323,004,678 and 325,458,228, respectively, Class B: 35,698,674 and Class C: nil)		281	282	4.9
Treasury shares at cost (Class A: 795,801 and 558,663, respectively)		(2,728)	(1,393)	(24.3)
Additional paid-in capital		112,942	116,755	2,033.6
Accumulated other comprehensive income		16,193	22,579	393.3
Retained earnings		131,488	168,759	2,939.4
Total equity attributable to Yandex N.V.		258,176	306,982	5,346.9
Noncontrolling interests		13,880	19,679	342.8
Total shareholders’ equity		272,056	326,661	5,689.7
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		515,496	563,093	9,807.8

* Derived from audited consolidated financial statements and adjusted for certain reclassifications (Note 1)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Three months ended September 30,			Nine months ended September 30,
	Notes	2021	2022	2022	2021	2022	2022
		RUB	RUB	$	RUB	RUB	$
Revenues	4	91,305	133,163	2,319.4	245,843	356,921	6,216.7
Operating costs and expenses:
Cost of revenues(1)		45,671	55,654	969.4	121,487	155,386	2,706.5
Product development(1)		12,222	17,058	297.1	34,465	53,045	923.9
Sales, general and administrative(1)		32,961	42,186	734.7	83,532	118,733	2,068.0
Depreciation and amortization		6,135	7,468	130.1	17,033	22,648	394.5
Total operating costs and expenses		96,989	122,366	2,131.3	256,517	349,812	6,092.9
Income/(loss) from operations		(5,684)	10,797	188.1	(10,674)	7,109	123.8
Interest income	4	1,146	1,127	19.6	3,503	3,526	61.4
Interest expense		(938)	(779)	(13.6)	(2,592)	(2,508)	(43.7)
Gain on restructuring of convertible debt	12	—	—	—	—	9,305	162.1
Effect of the News and Zen deconsolidation	3	—	38,051	662.8	—	38,051	662.8
Income/(loss) from equity method investments		1,967	(890)	(15.5)	1,961	(1,341)	(23.4)
Other income/(loss), net	4	723	4,053	70.6	1,412	(514)	(8.9)
Net income/(loss) before income taxes		(2,786)	52,359	912.0	(6,390)	53,628	934.1
Income tax expense	9	1,122	6,818	118.8	5,402	13,068	227.6
Net income/(loss)		(3,908)	45,541	793.2	(11,792)	40,560	706.5
Net (income)/loss attributable to noncontrolling interests		523	(2,373)	(41.3)	1,551	(6,049)	(105.4)
Net income/(loss) attributable to Yandex N.V.		(3,385)	43,168	751.9	(10,241)	34,511	601.1
Net income/(loss) per Class A and Class B share:
Basic	2	(9.32)	116.38	2.03	(28.28)	94.02	1.64
Diluted	2	(9.32)	116.23	2.02	(28.28)	69.62	1.21
Weighted average number of Class A and Class B shares used in per share computation
Basic	2	363,390,831	370,925,704	370,925,704	362,097,366	367,071,728	367,071,728
Diluted	2	363,390,831	371,390,423	371,390,423	362,097,366	375,794,547	375,794,547

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	117	169	2.9	367	449	7.8
Product development	2,734	3,771	65.7	8,768	11,237	195.7
Sales, general and administrative	2,284	2,523	44.0	6,666	7,537	131.3

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of Russian rubles and U.S. dollars)

	Three months ended September 30,			Nine months ended September 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Net income/(loss)	(3,908)	45,541	793.2	(11,792)	40,560	706.5
Foreign currency translation, net of tax of nil	135	(656)	(11.4)	(1,239)	6,197	107.9
Total comprehensive income/(loss)	(3,773)	44,885	781.8	(13,031)	46,757	814.4
Total comprehensive (income)/loss attributable to noncontrolling interests	626	(2,442)	(42.5)	1,437	(5,860)	(102.1)
Total comprehensive income/(loss) attributable to Yandex N.V.	(3,147)	42,443	739.3	(11,594)	40,897	712.3

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Nine months ended September 30,
	Notes	2021	2022	2022
		RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income/(loss)		(11,792)	40,560	706.5
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of property and equipment	6	12,719	17,279	301.0
Amortization of intangible assets	8	4,314	5,369	93.5
Amortization of content assets	10	5,445	6,677	116.3
Operating lease right-of-use assets amortization and the lease liability accretion		8,040	11,087	193.1
Amortization of debt discount and issuance costs	12	1,554	585	10.2
Share-based compensation expense (excluding cash settled awards of nil and	13	15,801	4,270	74.4
RUB 14,953, respectively)
Deferred income tax expense/(benefit)		(5,403)	1,399	24.4
Foreign exchange gains	4	(86)	(11)	(0.2)
Loss/(income) from equity method investments		(1,961)	1,341	23.4
Gain on restructuring of convertible debt	12	—	(9,305)	(162.1)
Effect of the News and Zen deconsolidation	3	—	(38,051)	(662.8)
Impairment of long-lived assets		—	3,644	63.5
Provision for expected credit losses		986	1,769	30.8
Other		(325)	801	14.0
Changes in operating assets and liabilities excluding the effect of acquisitions:
Trade accounts receivable		(7,423)	(4,296)	(74.8)
Prepaid expenses		(8,464)	(5,129)	(89.4)
Inventory		(2,257)	(7,526)	(131.1)
Accounts payable, accrued and other liabilities and non-income taxes payable		9,849	22,861	398.1
Deferred revenue		1,173	1,654	28.8
Other assets		(8,809)	(1,533)	(26.7)
Content assets		(9,603)	(8,718)	(151.8)
Content liabilities		2,132	(1,440)	(25.1)
Net cash provided by operating activities		5,890	43,287	754.0
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(25,742)	(30,296)	(527.7)
Acquisitions of businesses, net of cash acquired		(8,236)	(820)	(14.3)
Investments in marketable equity securities		(9,869)	—	—
Proceeds from sale of marketable equity securities		5,652	5,859	102.1
Investments in debt securities		—	100	1.7
Net cash acquired as a result of the News and Zen deconsolidation and the Company's acquisition of Delivery Club		—	1,795	31.3
Investments in term deposits		(240,676)	(3,235)	(56.3)
Maturities of term deposits		292,031	25,769	448.7
Loans granted		(1,103)	(169)	(2.9)
Proceeds from repayments of loans		1,277	480	8.4
Other investing activities		(596)	(471)	(8.2)
Net cash provided by/(used in) investing activities		12,738	(988)	(17.2)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of Russian rubles and U.S. dollars)

		Nine months ended September 30,
	Notes	2021	2022	2022
		RUB	RUB	$
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options		1,039	—	—
Repurchases of ordinary shares		(3,530)	—	—
Repayment of convertible debt		—	(49,364)	(859.8)
Proceeds from issuance of debt		—	50,228	874.9
Payment of contingent consideration and holdback amount		(5,504)	(195)	(3.4)
Payment for finance leases		(436)	(1,154)	(20.1)
Payment of overdraft borrowings		—	(2,940)	(51.2)
Purchase of non-redeemable noncontrolling interests		(58,363)	—	—
Other financing activities		(1,944)	(1,390)	(24.3)
Net cash used in financing activities		(68,738)	(4,815)	(83.9)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		(849)	(15,866)	(276.3)
Net change in cash and cash equivalents, and restricted cash and cash equivalents		(50,959)	21,618	376.6
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		132,446	79,398	1,382.9
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		81,487	101,016	1,759.5

RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		132,398	79,274	1,380.8
Restricted cash and cash equivalents, beginning of period		48	124	2.1
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		132,446	79,398	1,382.9
Cash and cash equivalents, end of period		81,425	99,866	1,739.4
Restricted cash and cash equivalents, end of period		62	1,150	20.1
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		81,487	101,016	1,759.5

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes		10,460	6,989	121.7
Cash paid for acquisitions		8,921	1,031	18.0
Convertible notes coupon paid		688	439	7.6
Interest paid for finance leases		301	936	16.3
Interest paid on loans		—	463	8.1
Operating cash flows from operating leases		8,696	9,889	172.2
Non-cash operating activities:
Increase of right-of-use assets due to new operating lease and lease modification		22,280	4,627	80.6
Non-cash investing activities:
Acquired property and equipment and intangible assets not yet paid for		7,665	2,847	49.6
Non-cash financing activities:
Increase of right-of-use assets due to new finance lease and lease modification		11,531	5,199	90.6

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Table of Contents

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended September 30, 2021
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of June 30, 2021	1	—	357,380,343	280	(5)	173,080	16,332	139,330	19,235	348,252	1,783
Share-based compensation	—	—	—	—	—	5,071	—	—	—	5,071	—
Exercise of share options	—	—	1,759,817	—	—	174	—	—	—	174	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(59)	—	—	—	(59)	—
Reissue of shares for options exercised	—	—	—	—	1	(2)	—	—	—	(1)	—
Repurchase of shares	—	—	(581,164)	—	(3,356)	—	—	—	—	(3,356)	—
Repurchase of share options	—	—	—	—	—	216	—	(13)	—	203	(741)
Foreign currency translation adjustment	—	—	—	—	—	—	(206)	—	(103)	(309)	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(16)	—	(16)	16
Transaction with Uber	—	—	—	—	—	(69,676)	444	—	(3,756)	(72,988)	—
Net loss	—	—	—	—	—	—	—	(3,385)	(523)	(3,908)	—
Other	—	—	—	1	(1)	—	—	4	—	4	—
Balance as of September 30, 2021	1	—	358,558,996	281	(3,361)	108,804	16,570	135,920	14,853	273,067	1,058

	Three months ended September 30, 2022
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of June 30, 2022	1	—	358,940,490	281	(1,393)	116,634	23,304	125,293	17,237	281,356	338
Share-based compensation	—	—	—	—	—	718	—	—	—	718	—
Convertible debt restructuring	—	—	—	—	—	(596)	—	—	—	(596)	—
Issue of new shares (Note 12)	—	—	2,216,412	1	—	(1)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(725)	—	69	(656)	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	297	—	297	(297)
Net income	—	—	—	—	—	—	—	43,168	2,373	45,541	—
Other	—	—	—	—	—	—	—	1	—	1	—
Balance as of September 30, 2022	1	—	361,156,902	282	(1,393)	116,755	22,579	168,759	19,679	326,661	41
Balance as of September 30, 2022, $		—		4.9	(24.3)	2,033.6	393.3	2,939.4	342.8	5,689.7	0.7

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Nine months ended September 30, 2021
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2020	1	—	354,210,532	278	(6)	160,857	17,923	145,789	20,094	344,935	3,167
Share-based compensation	—	—	—	—	—	15,899	—	—	—	15,899	—
Exercise of share options	—	—	4,929,628	—	—	1,030	—	—	—	1,030	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(180)	—	—	—	(180)	—
Reissue of shares for options exercised	—	—	—	—	4	(5)	—	—	—	(1)	—
Repurchases of shares	—	—	(581,164)	—	(3,356)	—	—	—	—	(3,356)	—
Repurchase of share options	—	—	—	—	—	627	—	1	—	628	(1,717)
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	392	—	392	(392)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,795)	—	114	(1,681)	—
Transaction with Uber	—	—	—	—	—	(69,676)	444	—	(3,756)	(72,988)	—
Net loss	—	—	—	—	—	—	—	(10,241)	(1,551)	(11,792)	—
Other	—	—	—	3	(3)	252	(2)	(21)	(48)	181	—
Balance as of September 30, 2021	1	—	358,558,996	281	(3,361)	108,804	16,570	135,920	14,853	273,067	1,058

	Nine months ended September 30, 2022
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2021	1	—	358,703,352	281	(2,728)	112,942	16,193	131,488	13,880	272,056	869
Effect of adoption of ASU 2020-06 (Note 1)	—	—	—	—	—	(8,573)	—	2,511	—	(6,062)	—
Adjusted balance as of January 1, 2022	1	—	358,703,352	281	(2,728)	104,369	16,193	133,999	13,880	265,994	869
Share-based compensation	—	—	—	—	—	4,345	—	—	—	4,345	—
Issue of new shares (Note 12)	—	—	2,216,412	1	—	(1)	—	—	—	—	—
Exercise of share options	—	—	237,138	—	—	—	—	—	—	—	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(25)	—	—	—	(25)	—
Reissue of shares for options exercised	—	—	—	—	1,335	(1,335)	—	—	—	—	—
Convertible debt restructuring	—	—	—	—	—	9,345	—	—	—	9,345	—
Repurchase of share options	—	—	—	—	—	(5)	—	(105)	—	(110)	(474)
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	354	—	354	(354)
Foreign currency translation adjustment	—	—	—	—	—	—	6,386	—	(189)	6,197	—
Net income	—	—	—	—	—	—	—	34,511	6,049	40,560	—
Other	—	—	—	—	—	62	—	—	(61)	1	—
Balance as of September 30, 2022	1	—	361,156,902	282	(1,393)	116,755	22,579	168,759	19,679	326,661	41
Balance as of September 30, 2022, $		—		4.9	(24.3)	2,033.6	393.3	2,939.4	342.8	5,689.7	0.7

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

Table of Contents

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Yandex N.V., the parent company, together with its consolidated subsidiaries (collectively “Yandex” or the “Company”), is a technology company that builds intelligent products and services powered by machine learning and other technologies. Yandex is one of Europe's largest internet businesses and the leading search and ride-hailing provider in Russia.

Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of a number of subsidiaries globally.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. As such, the information included in these unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 should be read in conjunction with the consolidated financial statements and the notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2021.

In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, which are of a normal recurring nature, necessary for a fair statement of its financial position as of September 30, 2022, and its results of operations, comprehensive income/(loss), cash flows and change in equity for the periods presented. The condensed consolidated balance sheet as of December 31, 2021, was derived from audited annual consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2021 but does not contain all of the related footnote disclosures.

There have been no material changes in the Company’s significant accounting policies and estimates as compared to those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021. The Company’s accounting policy in relation to the restructuring of convertible debt is described in Note 12.

The results for the three and nine months ended September 30, 2022 are not necessarily indicative of the operating results expected for the year ending December 31, 2022 or any other future period. The potential risks and uncertainties that could cause actual results to differ from the operating results expected include, among others, geopolitical and macroeconomic developments affecting the Russian economy or the Company’s business, operations or governance; changes in the political, legal and/or regulatory environment; the impact of the COVID-19 pandemic, particularly over the winter months, and business responses to it; competitive pressures; changes in advertising patterns; changes in user preferences; technological developments; and the Company’s need to expend capital to accommodate the growth of the business in addition to other risks and uncertanties included under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and amounts of revenues and expenses for the reporting period. The Company bases its estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities, that are believed to be reasonable. These estimates are inherently subject to judgment and actual results could differ from those estimates.

Convenience Translation

Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 57.4130 to $1.00, the exchange rate as of September 30, 2022 (except as otherwise stated). No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Reclassification

Certain reclassifications have been made to the consolidated balance sheet as of December 31, 2021 due to the separation of certain line items. The following table presents the impact of the reclassification on affected consolidated balance sheet line items as of December 31, 2021:

	As of December 31, 2021
	As previously reported	Reclassification	After reclassification
Selected Balance Sheet Data:	RUB	RUB	RUB
Accounts payable, accrued and other liabilities	84,495	(2,940)	81,555
Debt, current portion	—	2,940	2,940

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021.

Prior to the adoption of ASU 2020-06, the Company separately accounted for the liability and equity components of the Company’s 0.75% convertible notes due March 3, 2025 (the “Notes”). The value of the liability component as of the date of issuance was recognized at the present value of its cash flows using a discount rate of 3.059%, the Company's estimated borrowing rate at the date of the issuance for a similar debt instrument without the conversion feature. The value of the equity component as of the date of issuance was calculated by deducting the fair value of the liability component from the initial proceeds ascribed to the convertible debt instrument as a whole and was recorded as a debt discount. Debt discount was amortized using the effective interest method over the period from the origination date through the stated maturity date. The equity component was included in additional paid-in capital in the consolidated balance sheet as of December 31, 2021.

The Company adopted the standard effective January 1, 2022, using the modified retrospective method. The prior period consolidated financial statements have not been retrospectively adjusted and continue to be reported under the accounting standards in effect for those periods. As a result of the adoption, the Company recorded a RUB 8,573 decrease in additional paid-in capital from the derecognition of the equity component of the convertible debt, net of tax effects, a RUB 6,404 increase in the liability component from the derecognition of the debt discount and debt issuance cost associated with the equity component of the convertible debt, and a RUB 2,511 increase to the opening balance of retained earnings, representing the cumulative interest expense, net of tax effects, recognized related to the amortization of the conversion option of such convertible debt. The Company also wrote off deferred tax liabilities in the amount of RUB 342 as well as increased deferred tax assets and respective valuation allowance in the same amount of RUB 1,330 from the derecognition of the equity component (Note 9). As a result of the adoption, starting on January 1, 2022, interest expense is reduced as a result of accounting for the Notes as a single liability measured at its amortized cost.

Accordingly, the impact of the changes on affected consolidated balance sheet line items as of January 1, 2022 for the adoption of the ASU 2020-06 was as follows:

	Balances as of December 31, 2021	Adjustments from Adoption of ASU 2020-06	Balances as of January 1, 2022
	RUB	RUB	RUB
Convertible debt	85,835	6,404	92,239
Deferred tax liabilities	2,989	(342)	2,647
Additional paid-in capital	112,942	(8,573)	104,369
Retained earnings	131,488	2,511	133,999

Adoption of the ASU 2020-06 did not have a material effect on the diluted net income/(loss) per share.

Effect of Recently Issued Accounting Pronouncements Not Yet Effective

In September 2022, the FASB issued ASU No. 2022-04, “Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations”, which requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose key terms of the programs. The standard does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The amendments in this ASU are effective for reporting periods beginning after December 15, 2022, except for the amendment on rollforward information, which is effective for periods beginning after December 15, 2023. Early adoption is permitted. The Company is currently evaluating the effect that the adoption of this ASU will have on the

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

consolidated financial statements.

2.	NET INCOME/(LOSS) PER SHARE

Basic net income/(loss) per Class A and Class B ordinary share for the three and nine months ended September 30, 2021 and 2022 is computed on the basis of the weighted average number of ordinary shares using the two class method. Basic net income/(loss) per share is computed using the weighted average number of ordinary shares during the period and including vested restricted share units and shares that will be delivered as part of the restructuring of the Notes (Note 12). Diluted net income/(loss) per ordinary share is computed using the dilutive effect of share-based awards calculated using the “treasury stock” method and the dilutive effect of convertible debt restructuring under the if-converted method.

The computation of the diluted net income/(loss) per Class A share assumes the conversion of Class B shares, while the diluted net income/(loss) per Class B share does not assume the conversion of those shares. The net income/(loss) per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of share-based awards excluded from the diluted net income/(loss) per ordinary share computation, because their effect was anti-dilutive for the three months ended September 30, 2021 and 2022, was 5,762,917 and 10,247,290, respectively and for the nine months ended September 30, 2021 and 2022, was 8,987,457 and 8,025,207, respectively.

In June, 2022, the Company completed the repurchase of 93.2% in aggregate principal amount of the Notes (Note 12). The convertible debt is included in the calculation of diluted net income per share under the if-converted method.

The components of basic and diluted net income/(loss) per share were as follows:

	Three Months ended September 30,
	2021		2022
	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	$	RUB	$
Net (loss)/income, allocated for basic	(3,053)	(332)	39,013	679.5	4,155	72.4
Reallocation of net (loss)/income as a result of conversion of Class B to Class A shares	(332)	—	4,155	72.4	—	—
Reallocation of net income to Class B shares	—	—	—	—	(6)	—
Net (loss)/income, allocated for diluted	(3,385)	(332)	43,168	751.9	4,149	72.4
Weighted average ordinary shares used in per share computation — basic	327,692,157	35,698,674	335,227,030	335,227,030	35,698,674	35,698,674
Effect of:
Conversion of Class B to Class A shares	35,698,674	—	35,698,674	35,698,674	—	—
Share-Based Awards	—	—	464,719	464,719	—	—
Weighted average ordinary shares used in per share computation — diluted	363,390,831	35,698,674	371,390,423	371,390,423	35,698,674	35,698,674
Net (loss)/income per share attributable to ordinary shareholders:
Basic	(9.32)	(9.32)	116.38	2.03	116.38	2.03
Diluted	(9.32)	(9.32)	116.23	2.02	116.23	2.02

	Nine months ended September 30,
	2021		2022
	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	$	RUB	$
Net (loss)/income, allocated for basic	(9,231)	(1,010)	31,155	542.6	3,356	58.5
Reallocation of net (loss)/income as a result of conversion of Class B to Class A shares	(1,010)	—	3,356	58.5	—	—
Reallocation of net income to Class B shares	—	—	—	—	(871)	(15.2)
Effect of convertible debt restructuring, net of tax	—	—	(8,348)	(145.4)	—	—
Dilution in Classifieds	—	—	(2)	—	—	—
Net (loss)/income, allocated for diluted	(10,241)	(1,010)	26,161	455.7	2,485	43.3
Weighted average ordinary shares used in per share computation — basic	326,392,315	35,705,051	331,373,054	331,373,054	35,698,674	35,698,674
Effect of:
Conversion of Class B to Class A shares	35,705,051	—	35,698,674	35,698,674	—	—
Incremental shares under the if-converted method	—	—	3,603,960	3,603,960	—	—
Share-Based Awards	—	—	5,118,860	5,118,860	—	—
Weighted average ordinary shares used in per share computation — diluted	362,097,366	35,705,051	375,794,547	375,794,547	35,698,674	35,698,674
Net income/(loss) per share attributable to
ordinary shareholders:
Basic	(28.28)	(28.28)	94.02	1.64	94.02	1.64
Diluted	(28.28)	(28.28)	69.62	1.21	69.62	1.21

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

3.	BUSINESS COMBINATIONS AND DISPOSALS

News and Zen divestment and acquisition of Delivery Club

On August 22, 2022, the Company entered into a binding agreement with VK to sell its news aggregation platform and Zen, the Company’s infotainment service, (together, “News and Zen”) and, simultaneously, to acquire 100% of the shares of Delivery Club LLC (“Delivery Club”), one of the leading food and grocery delivery services in Russia. On September 8, 2022, the Company completed its acquisition of 100% of Delivery Club and on September 12, 2022, the Company completed the sale of News and Zen. The transaction marked a strategic decision to exit from media businesses (other than entertainment streaming). The Company accounted for the acquisition as a business combination.

According to U.S. GAAP requirements, the consideration transferred to acquire Delivery Club totaled RUB 38,620, representing the fair value of News and Zen. The fair value has been determined using valuation techniques such as discounted cash flows and is based on significant unobservable inputs, thus representing a Level 3 measurement as defined by ASC 820. The most significant quantitative inputs used to measure the fair value were the future revenue growth rates, projected adjusted profitability margins, terminal growth rates and discount rates. As a result of the News and Zen deconsolidation, a gain in the amount of RUB 38,051 ($662.8) was recognized for the difference between carrying value and fair value of the net assets of the News and Zen businesses.

As of September 30, 2022, the Company is in the process of obtaining third-party valuations of certain intangible assets and verification of certain balances, thus, the measurements of net assets acquired, goodwill and deferred income tax are provisional and may be subject to change. The following table summarizes the preliminary allocation of the purchase price for Delivery Club as of the acquisition date:

September 8, 2022
RUB
ASSETS:
Cash and cash equivalents	1,893
Trade accounts receivable	1,182
Goodwill	24,455
Intangible assets, net	13,993
Other current and non-current assets	2,135
Total assets	43,658
LIABILITIES:

Accounts payable, accrued and other liabilities	3,481
Other current and non-current liabilities	1,557
Total liabilities	5,038
Total net assets acquired	38,620
Total purchase consideration	38,620

The purchase price allocation is expected to be completed within 12 months after the acquisition date.

Of the RUB 13,993 assigned to intangible assets, RUB 9,626 relates to the acquired trademark of Delivery Club, included in trade names and domain names category (Note 8), which will be amortized over a period of 10.0 years; and RUB 4,183 represents the customer base which is included in the customer relationships category (Note 8), which will be amortized over a period of 7.0 years. The Company used an income valuation approach to determine the fair values of the trademark and customer base. The most significant quantitative inputs used for the valuation of the acquired trademark were future revenue growth rates and projected adjusted profitability margins. The most significant quantitative input used for the valuation of the customer base were customer retention rates, future revenue growth rates and projected adjusted profitability margins. These inputs are not observable in the market and thus represent a Level 3 measurement as defined by ASC 820.

The goodwill of RUB 24,455 was assigned to the E-commerce, Mobility and Delivery reportable segment. The Company expects to achieve significant synergies and cost reductions within its food and grocery delivery services. Goodwill is not deductible for income tax purposes.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

4.	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2021 and September 30, 2022 consisted of the following:

	December 31, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	$
Cash	34,012	38,471	670.1
Cash equivalents:
Bank deposits	45,214	61,392	1,069.2
Other cash equivalents	49	3	0.1
Total cash and cash equivalents	79,275	99,866	1,739.4

Current expected credit losses for cash, cash equivalents, term deposits, funds receivable and other financial assets were immaterial for the three and nine months ended September 30, 2021 and 2022. All of the Company’s cash is held at financial institutions that management believes to be of high credit quality.

Allowance for expected current credit losses on trade accounts receivable

Movements in the allowance for expected current credit losses on trade receivables for the three and nine months ended September 30, 2021 and 2022 were as follows:

	Three months ended September 30,			Nine months ended September 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Balance at the beginning of period	2,134	3,319	57.8	1,798	2,716	47.3
Current period provision for expected credit losses	450	308	5.4	979	1,327	23.1
Write-off	(14)	(98)	(1.7)	(194)	(347)	(6.0)
Foreign exchange difference	—	27	0.5	(13)	(140)	(2.4)
Balance at the end of period	2,570	3,556	62.0	2,570	3,556	62.0

The Company’s past due receivables exceeding one year were in the amount of RUB 2,299 ($40.0) as of September 30, 2022.

Other Current Assets

Other current assets as of December 31, 2021 and September 30, 2022 consisted of the following:

	December 31, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	$
Sales financing receivables	266	2,051	35.7
Loans granted	2,222	1,456	25.4
Contract assets	659	1,090	19.0
Other receivables	859	1,088	18.9
Restricted cash	1	799	14.0
Prepaid income tax	2,272	551	9.6
Interest receivable	308	194	3.4
Prepaid other taxes	202	137	2.4
Other	951	1,294	22.5
Total other current assets	7,740	8,660	150.9

The accrued interest receivable is excluded from the amortized cost basis of financing receivables. The Company did not write-off any accrued interest receivable during the three and nine months ended September 30, 2021 and 2022.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Other Non-current Assets

Other non-current assets as of December 31, 2021 and September 30, 2022 consisted of the following:

	December 31, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	$
Loans granted	5,535	6,363	110.8
Contract assets	874	1,014	17.7
VAT reclaimable	884	609	10.6
Restricted cash	123	351	6.1
Investments in non-marketable equity securities	790	342	6.0
Other receivables	427	1,179	20.5
Total other non-current assets	8,633	9,858	171.7

Investments in marketable equity securities

As of December 31, 2021 investments in current marketable equity securities in the amount of RUB 4,049 consisted of investments made for treasury purposes. In January and March 2022 the Company sold all these investments for an aggregate $54.6 (RUB 5,514 at the exchange rate as of the trade dates).

Equity method investments

The Company's equity method investments as of December 31, 2021 and September 30, 2022 consisted of the following:

	December 31, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	$
ClickHouse Inc	6,521	4,698	81.8
venture capital fund	2,347	1,129	19.7
other technology companies	557	614	10.7
Total equity method investments	9,425	6,441	112.2

Accounts Payable, Accrued and Other Liabilities

Accounts payable and accrued liabilities as of December 31, 2021 and September 30, 2022 comprised the following:

	December 31, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	$
Trade accounts payable and accrued liabilities	54,854	53,503	932.0
Salary and other compensation expenses payable/accrued to employees	6,022	14,105	245.7
Liabilities under the reverse factoring program	3,110	12,212	212.7
Operating lease liabilities, current (Note 7)	10,525	10,616	184.9
Content liabilities	5,410	2,657	46.3
Finance lease liability, current (Note 7)	1,467	2,342	40.8
Accounts payable for acquisition of businesses	80	705	12.2
Bank deposits and liabilities	87	119	2.0
Total accounts payable, accrued and other liabilities	81,555	96,259	1,676.6

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Interest income

The following table presents the components of interest income for the three and nine months ended September 30, 2021 and 2022:

	Three months ended September 30,			Nine months ended September 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Bank deposits	887	868	15.1	2,859	2,756	48.0
Other	259	259	4.5	644	770	13.4
Total interest income	1,146	1,127	19.6	3,503	3,526	61.4

Other Income/(loss), Net

The following table presents the components of other income/(loss), net for the three and nine months ended September 30, 2021 and 2022:

	Three months ended September 30,			Nine months ended September 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Foreign exchange gains	377	4,242	73.9	86	11	0.2
Income/(loss)from investments in venture capital funds	370	(462)	(8.0)	680	(485)	(8.5)
Other	(24)	273	4.7	646	(40)	(0.6)
Total other income/(loss), net	723	4,053	70.6	1,412	(514)	(8.9)

Income and non-income taxes payable

Income and non-income taxes payable in the unaudited condensed consolidated balance sheets include income taxes payable in the amount of RUB 1,201 and RUB 3,098 ($54.0) as of December 31, 2021 and September 30, 2022, respectively.

Revenues

Revenues in the unaudited condensed consolidated statements of operations include revenues related to sales of goods in the amount of RUB 13,971 and RUB 20,178 ($351.5) for the three months ended September 30, 2021 and 2022, respectively; and in the amount of RUB 38,252 and RUB 57,979 ($1,009.9) for the nine months ended September 30, 2021 and 2022, respectively.

5.	FAIR VALUE MEASUREMENTS

The fair value of assets and liabilities as of December 31, 2021 and September 30, 2022, including those measured at fair value on a recurring basis, consisted of the following:

	As of December 31, 2021				As of September 30, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB	$
Assets:
Loans granted (Note 4)	—	—	8,206	8,206	—	—	7,931	7,931	138.1
Investments in marketable securities	4,049	—	—	4,049	—	—	—	—	—
	4,049	—	8,206	12,255	—	—	7,931	7,931	138.1
Liabilities and redeemable noncontrolling interests:
Loans (Note 12)	—	—	—	—	—	—	45,814	45,814	798.0
Redeemable noncontrolling interests	—	—	869	869	—	—	41	41	0.7
	—	—	869	869	—	—	45,855	45,855	798.7

As of December 31, 2021 the fair value of a bank overdraft approximated its carrying value due to the short-term nature of this instrument (Note 12).

As of December 31, 2021 the fair value of convertible debt amounted to RUB 106,484 (level 2 of the fair value hierarchy). As of September 30, 2022 the fair value of convertible debt approximated its carrying value due to the short-term nature of this instrument (Note 12).

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

The carrying amount and the fair value of loans received and loans granted as of December 31, 2021 and September 30, 2022 were as follows:

	December 31, 2021		September 30, 2022
	Carrying amount	Fair value	Carrying amount		Fair value
	RUB	RUB	RUB	$	RUB	$
Assets:
Loans granted (Note 4)	7,757	8,206	7,819	136.2	7,931	138.1
	7,757	8,206	7,819	136.2	7,931	138.1
Liabilities:
Loans (Note 12)	—	—	50,220	874.7	45,814	798.0
	—	—	50,220	874.7	45,814	798.0

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy for the nine months ended September 30, 2021 and 2022.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net of accumulated depreciation, as of December 31, 2021 and September 30, 2022 consisted of the following:

	December 31, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	$
Servers and network equipment	90,566	92,816	1,616.6
Finance lease right-of-use assets	18,058	23,004	400.7
Land and buildings	18,893	18,064	314.6
Infrastructure systems	16,633	17,587	306.3
Office furniture and equipment	9,180	11,161	194.4
Other equipment	7,387	9,490	165.3
Leasehold improvements	3,284	4,257	74.1
Assets not yet in use	18,518	26,551	462.5
Total	182,519	202,930	3,534.5
Less: accumulated depreciation	(84,194)	(93,853)	(1,634.6)
Total property and equipment, net	98,325	109,077	1,899.9

Assets not yet in use primarily represent infrastructure systems, equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements included in assets not yet in use amounted to RUB 325 and RUB 332 ($5.8) as of December 31, 2021 and September 30, 2022, respectively.

Depreciation expenses related to property and equipment amounted to RUB 4,704 and RUB 5,634 ($98.1) for the three months ended September 30, 2021 and 2022, respectively, and RUB 12,719 and RUB 17,279 ($301) for the nine months ended September 30, 2021 and 2022, respectively.

7.	LEASES

The Company has operating leases for corporate offices, warehouses, sorting centers, cars and parking spots. The Company’s leases have remaining lease terms of 1 to 9 years, some of which include options to terminate the leases within 1 year.

The Company has finance leases for warehouses, call center, sorting center and cars. The Company’s leases have remaining lease terms of 1 to 19 years, some of which include options to terminate the leases within 1 year.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

The components of lease expense comprise of the operating lease cost, which is disclosed in the unaudited condensed consolidated statements of cash flows, and the following costs:

	Three months ended September 30,			Nine months ended September 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Total variable lease cost	543	328	5.7	1,609	1,010	17.6
Finance lease cost:
Amortization of right-of-use assets	311	465	8.1	610	1,328	23.1
Interest on lease liabilities	224	393	6.8	395	1,061	18.5
Total finance lease cost	535	858	14.9	1,005	2,389	41.6

Variable lease payments mainly related to car leases for the carsharing business and represent mileage-based payments.

Supplemental balance sheet information related to leases was as follows:

	December 31, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	$
Operating leases
Operating lease right-of-use assets	36,245	29,980	522.2
Operating lease liabilities, current (Note 4)	10,525	10,616	184.9
Operating lease liabilities, non-current	24,642	18,870	328.7
Total operating lease liabilities	35,167	29,486	513.6

Finance lease liability, current (Note 4)	1,467	2,342	40.8
Finance lease liability, non-current	15,350	18,208	317.1
Total finance lease liabilities	16,817	20,550	357.9

Maturities of lease liabilities as of September 30, 2022 were as follows:

	Operating leases		Finance leases
	RUB	$	RUB	$
Remainder of 2022	3,274	57.0	998	17.4
2023	12,096	210.7	3,885	67.7
2024	8,058	140.4	3,676	64.0
2025	3,841	66.9	5,821	101.4
2026	2,901	50.5	4,293	74.8
Thereafter	3,904	68.0	11,413	198.8
Total lease payments	34,074	593.5	30,086	524.1
Less imputed interest	(4,588)	(79.9)	(9,536)	(166.2)
Total	29,486	513.6	20,550	357.9

Information about weighted-average remaining lease term and weighted-average discount rate is presented below:

	Weighted average remaining lease term, years		Weighted average discount rate, %
	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022
Operating leases	4.0	3.7	6.2%	7.0%
Finance leases	9.1	7.7	7.3%	8.3%

The Company recognized sublease income of RUB 3,457 and RUB 2,873 ($50.0) for the three months ended September 30, 2021 and 2022, respectively, and RUB 9,011 and 8,253 RUB ($143.7) for the nine months ended September 30, 2021 and 2022, respectively, presented within the revenues line in the unaudited condensed consolidated statements of operations.

As of September 30, 2022, the Company had additional finance leases that have not yet commenced of RUB 22,307 ($388.5).

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

8.	GOODWILL AND INTANGIBLE ASSETS, NET

The changes in the carrying amount of goodwill for the three and nine months ended September 30, 2021 and 2022 were as follows:

	Search and Portal	E-commerce, Mobility and Delivery	Plus and Entertainment	Classifieds	Other Business Units and Initiatives	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	$

Balance as of December 31, 2020
Gross amount of goodwill	2,719	95,560	2,140	5,194	—	105,613	—
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)	—
	2,719	94,798	1,564	5,194	—	104,275	—

Acquisitions	—	12,250	—	—	46	12,296	—

Balance as of June 30, 2021
Gross amount of goodwill	2,719	107,810	2,140	5,194	46	117,909	—
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)	—
	2,719	107,048	1,564	5,194	46	116,571	—

Acquisitions	—	—	—	1,025	105	1,130	—

Balance as of September 30, 2021
Gross amount of goodwill	2,719	107,810	2,140	6,219	151	119,039	—
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)	—
	2,719	107,048	1,564	6,219	151	117,701	—

Acquisitions	—	—	—	163	—	163	—

Balance as of December 31, 2021
Gross amount of goodwill	2,719	107,810	2,140	6,382	151	119,202	2,076.2
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)	(23.3)
	2,719	107,048	1,564	6,382	151	117,864	2,052.9

Acquisitions	—	1,101	—	—	—	1,101	19.2
Foreign currency translation adjustment	—	(444)	—	—	—	(444)	(7.7)

Balance as of June 30, 2022
Gross amount of goodwill	2,719	108,467	2,140	6,382	151	119,859	2,087.7
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)	(23.3)
	2,719	107,705	1,564	6,382	151	118,521	2,064.4

Acquisitions	—	24,574	—	—	—	24,574	428.0
Foreign currency translation adjustment	—	30	—	—	—	30	0.5

Balance as of September 30, 2022
Gross amount of goodwill	2,719	133,071	2,140	6,382	151	144,463	2,516.2
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)	(23.3)
	2,719	132,309	1,564	6,382	151	143,125	2,492.9

Intangible assets, net of amortization, as of December 31, 2021 and September 30, 2022 consisted of the following intangible assets:

	December 31, 2021			September 30, 2022
		Less:	Net		Less:	Net	Net
		Accumulated	carrying		Accumulated	carrying	carrying
	Cost	amortization	value	Cost	amortization	value	value
	RUB	RUB	RUB	RUB	RUB	RUB	$
Acquisition-related intangible assets:
Trade names and domain names	3,766	(2,202)	1,564	13,439	(2,512)	10,927	190.3
Customer relationships	11,977	(2,703)	9,274	13,345	(3,442)	9,903	172.5
Content and software	8,574	(2,370)	6,204	8,837	(3,505)	5,332	92.9
Supplier relationships	187	(41)	146	215	(71)	144	2.5
Total acquisition-related intangible assets:	24,504	(7,316)	17,188	35,836	(9,530)	26,306	458.2

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Other intangible assets:
Technologies and licenses	9,338	(5,030)	4,308	10,942	(6,273)	4,669	81.3
Assets not yet in use	863	—	863	906	—	906	15.8
Total other intangible assets:	10,201	(5,030)	5,171	11,848	(6,273)	5,575	97.1
Total intangible assets	34,705	(12,346)	22,359	47,684	(15,803)	31,881	555.3

In June 2022, the Company recognized a loss from the impairment of customer relationship assets related to the E-commerce, Mobility and Delivery segment of RUB 2,740 ($47.7) (the amount of the excess of intangible assets carrying value over their fair value). The fair value was determined using the discounted cash flow method (Level 3). The impairment is presented within the Sales, general and administrative line in the unaudited condensed consolidated statements of operations.

The following table represents the amortization of intangible assets for the three and nine months ended September 30, 2021 and 2022:

	Three months ended September 30,			Nine months ended September 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Acquisition-related intangible assets	796	888	15.5	2,537	2,595	45.2
Other intangible assets	635	950	16.5	1,777	2,774	48.3
Total amortization of intangible assets	1,431	1,838	32.0	4,314	5,369	93.5

9.	INCOME TAX

Income taxes are computed in accordance with Russian Federation, Dutch and other national tax laws.

Yandex N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25% for the three and nine months ended September 30, 2021, and 25.8% for the three and nine months ended September 30, 2022.

The majority of the Company’s Russian subsidiaries were subject to statutory income tax at the rate of 20% for the three and nine months ended September 30, 2021 and 2022.

The Company’s tax provision for income taxes for interim periods is determined based on the tax rate effective during that period. The amount of income tax expense that would result from applying the Dutch statutory income tax rate to income before income taxes reconciled to the reported amount of income tax expense for the three and nine months ended September 30, 2021 and 2022 was as follows:

	Three months ended September 30,			Nine months ended September 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Expected provision / (benefit) at Dutch statutory income tax rate of 25.8% for periods of 2022 (25% for 2021)	(697)	13,509	235.3	(1,598)	13,836	241.0
Effect of:
Non-taxable effect of the News and Zen deconsolidation	—	(9,817)	(171.0)	—	(9,817)	(171.0)
Non-deductible stock-based compensation	1,284	1,667	29.0	3,950	4,959	86.4
Accrual/(reversal) of unrecognized tax benefit, net	(1)	861	15.0	1,300	931	16.2
Expenses not deductible for tax purposes	510	2,272	39.6	1,411	2,895	50.4
Change in valuation allowances	1,486	(1,350)	(23.5)	2,296	540	9.4
Tax on intercompany dividends	(1,375)	483	8.4	(838)	1,506	26.2
Difference in foreign tax rates	(132)	(1,813)	(31.6)	(923)	(3,513)	(61.2)
Change in tax rates	—	1,692	29.5	19	1,683	29.3
Other	47.0	(686.0)	(11.9)	(214.6)	48.0	0.9
Income tax expense	1,122	6,818	118.8	5,402	13,068	227.6

As of December 31, 2021 and September 30, 2022, the Company included accrued interest and penalties related to unrecognized tax benefits, totaling RUB 367 and RUB 542 ($9.4), respectively, as a component of accounts payable, accrued and other liabilities in the unaudited condensed consolidated balance sheets.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

As of December 31, 2021 and September 30, 2022, RUB 1,345 and RUB 3,178 ($55.4), respectively, of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

Movements in the valuation allowance for the three and nine months ended September 30, 2021 and 2022 were as follows:

	Three months ended September 30,			Nine months ended September 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Balance at the beginning of the period	(8,248)	(13,392)	(233.3)	(7,763)	(12,482)	(217.4)
Effect of adoption of ASU 2020-06 (Note 1)	—	—	—	—	(1,330)	(23.2)
Acquisition-related change	—	(2,206)	(38.4)	—	(2,206)	(38.4)
Charges to expenses, net	(1,486)	1,350	23.5	(2,296)	(540)	(9.4)
Foreign currency translation adjustment	—	(468)	(8.1)	106	1,462	25.5
Other	211	1,301	22.7	430	1,681	29.2
Balance at the end of the period	(9,523)	(13,415)	(233.6)	(9,523)	(13,415)	(233.7)

10.	CONTENT ASSETS, NET

Content assets, net as of December 31, 2021 and September 30, 2022 consisted of the following:

	December 31, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	$
Licensed content, net
Released licensed content, net	7,840	7,231	125.9
Advances for licensed content	1,536	1,635	28.5
Produced content, net
Released, less amortization	1,927	1,836	32.0
Completed and not released	—	497	8.6
In production and in development	2,464	4,603	80.2
Сontent assets, net	13,767	15,802	275.2

The following table represents the amortization of content assets:

	Three months ended September 30,			Nine months ended September 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Licensed content	2,271	1,774	30.9	5,248	6,028	105.0
Produced content	102	277	4.8	197	649	11.3
Total amortization of content assets	2,373	2,051	35.7	5,445	6,677	116.3

During the nine months ended September 30, 2022 the Company has entered into commitments for streaming content with future payments, excluding value added tax, amounting to RUB 600 ($10.5) in the remainder of 2022, RUB 947 ($16.5) in 2023, RUB 212 ($3.7) in 2024 and RUB 12 ($0.2) in 2025.

11.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In the ordinary course of business, the Company is a party to various legal proceedings, and subject to claims, certain of which relate to copyright infringement, as well as to the alleged breach of certain contractual arrangements. The Company intends to vigorously defend any lawsuit and believes that the ultimate outcome of any pending litigation, other legal proceedings or other matters will not have material adverse effect on the financial condition, results of operations or liquidity of the Company.

As of December 31, 2021 and September 30, 2022, the Company recorded liabilities of RUB 16 and RUB 530 ($9.2) respectively, in the accounts payable, accrued and other liabilities line of the consolidated balance sheets for all pending legal matters that were probable and reasonably estimable.

As of December 31, 2021 and September 30, 2022 the Company was subject to various legal and regulatory

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

matters that have arisen in the normal course of business. Related claims amounted to RUB 3,571 and RUB 633 ($11.0), respectively, and include, among others, consumer protection claims, claims for compensation in connection with car accidents, copyright infringement claims, employment related claims and other matters. The Company has not recognized a liability in respect of those claims because management does not believe that the Company has incurred a probable material loss by reason of any of those matters.

Environment and Current Economic Situation

The Company has principal operations in Russia, and also has smaller, early-stage businesses that operate internationally. The current geopolitical tensions and their impact on the Russian and global economy have created an exceptionally challenging environment for the Company’s business, team and shareholders. If this environment persists or becomes more acute, and the Company is not able to respond appropriately, it could materially and adversely affect the Company’s financial condition, results of operations, trading price, and ability to operate.

These developments have adversely impacted (and may in the future materially adversely impact) the macroeconomic climate in Russia, resulting in volatility of the ruble, currency controls, materially increased interest rates and inflation and a potential contraction in consumer spending, as well as the withdrawal of foreign businesses and suppliers from the Russian market. In addition, laws or regulations may be adopted that could adversely affect the Company’s non-Russian shareholders and the value of the shares they hold in the Company. For additional details on the Company’s risk exposure, see the Annual Report on Form 20-F for the year ended December 31, 2021.

In June 2022 Arkady Volozh, the Company’s co-founder, resigned with immediate effect from his positions as Executive Director and Chief Executive Officer of Yandex N.V. and from his board and executive positions with the Company’s international subsidiaries following his designation under the sanctions regime of the European Union. The European Union imposed sanctions on Mr. Volozh personally. Neither Yandex N.V. nor any of the Company’s subsidiaries have been included on the sanctions lists of the European Union, the United States, Switzerland or the United Kingdom. Mr Volozh is the settlor of a trust which holds Class B shares in Yandex N.V. for the benefit of his family; Mr. Volozh has irrevocably undertaken to the trustees that he will not provide any voting instructions to the trustees in respect of such Class B shares while he remains designated under applicable sanctions, and accordingly during such time the trustees will vote such shares in accordance with the recommendations of the independent members of Yandex N.V. board of directors. Mr. Volozh does not control the Company, and consequently these sanctions do not apply to Yandex N.V. or its subsidiaries.

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of applicable tax legislation, the above factors may create tax risks for the Company. As of September 30, 2022, except for the unrecognized tax benefits described in Note 9, the Company accrued RUB 6,732 ($117.3) for contingencies related to non-income taxes, including penalties and interest, as a component of other accrued liabilities in the unaudited condensed consolidated balance sheets. Additionally, the Company has identified possible contingencies related to non-income taxes, which are not accrued. Such contingencies could materialize and require the Company to pay additional amounts of tax. As of September 30, 2022, the Company estimates such contingencies related to non-income taxes, including penalties and interest, to be up to approximately RUB 19,839 ($345.5) (RUB 24,396 as of December 31, 2021).

12.	DEBT

Debt as of December 31, 2021 and September 30, 2022 consisted of the following:

	December 31, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	$
Convertible debt	85,835	611	10.6
Loans	—	50,220	874.7
Bank overdraft	2,940	—	—
Total debt	88,775	50,831	885.3
Less: current portion	(2,940)	(20,946)	(364.8)
Total debt, non-current portion	85,835	29,885	520.5

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Convertible debt

On March 3, 2020, the Company issued and sold $1,250.0 in aggregate principal amount of 0.75% convertible notes due March 3, 2025 at par. The Notes were convertible into cash, Class A shares of the Company or a combination of cash and Class A shares, at the Company's election, under certain circumstances based on an initial conversion price of $60.0751 per Class A share, subject to adjustment on the occurrence of certain events as defined in the terms and conditions of the Notes. On March 7, 2022, the Notes’ delisting event condition was satisfied as the trading of Company’s Class A shares on NASDAQ was suspended for five trading days. Therefore, the holders of the Notes had the right to require redemption of their Notes at par in the full amount of $1,250.0 plus accrued interest. The Company did not have the funds available to redeem the Notes in full at that time. Thus, the Company engaged in active discussions with an ad hoc committee of holders of the Notes with a view to agreeing to a mutually acceptable restructuring of these obligations. In June 2022, following the amendment of Notes’ terms, the Company agreed terms with the ad hoc committee for the repurchase of the Notes, entered into a purchase agreement with holders and completed the repurchase of 93.2% in aggregate principal amount of the Notes. The purchase agreement provided for a purchase price of $140 thousand in cash (“cash component”) and 957 the Company’s Class A shares (“share consideration”) for each $200 thousand in principal amount of the Notes purchased. Between July and September 2022, the Company entered into additional purchase agreements with further holders of the Notes on the same terms, and has repurchased a further $69.2 or 5.5% of aggregate principal amount of its Notes. Of the $1,234.8 of the Notes’ principal amount repurchased, Notes in an aggregate principal amount of $1,171.2 have been surrendered to the principal paying, transfer and conversion agent for cancellation and have been subsequently cancelled, and the remainder, an aggregate principal amount of $63.6, continue to be held by the Company and its subsidiaries and has not been cancelled due to certain restrictions imposed by the clearing systems through which the Notes are held.

As part of the purchase arrangements entered into in June 2022, the Company was provided with a time-limited call option granting the right to redeem all of the Notes at the redemption price equal to the purchase price. Due to the general prohibition under the rules of the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) on the issuance of shares by issuers whose operations are predominantly in Russia as well as various other impediments restricting the ability to make cash payments on the Notes (as opposed to repurchases of Notes), including restrictions imposed by the clearing systems in which the Notes are held, the Company was unable to redeem the outstanding Notes by the deadline of September 13, 2022 (the “Final Maturity Date”). On September 20, 2022, this inability to make the payment became an “Event of Default”, as seven calendar days after the Final Maturity Date had passed. The Company was also unable to make the necessary interest payment on the remaining Notes, due on September 3, 2022, as a result of the clearing system limitations, and this constituted a further Event of Default as of September 17, 2022.

In addition, on September 30, 2022, the Company issued 2.2 million Class A shares as a partial settlement of its obligations under the share consideration portion of the purchase agreements. Such issuance was made in compliance with the provisions of OFAC General License No. 45, issued on July 22, 2022. The Company will use its commercially reasonable efforts to deliver the remaining share consideration of the purchase price when it will be permissible for the relevant shares to be delivered and received under applicable laws and regulations.

The Company remains committed to satisfying its obligations on the remaining Notes and has available resources to do so.

Having considered all relevant circumstances, including indicators of financial difficulties and the amendment of the terms of the Notes, the Company accounted for the modification of the Notes as a troubled debt restructuring as defined by ASC 470. In June 2022, the Company recognized a gain of $177.4 and a related income tax expense in the amount of $13.1 (RUB 9,305 and RUB 751 as of the date of the transaction, respectively) as the difference between the carrying value of all the Notes and the fair value of the purchase price paid and payable, including the cash component and share consideration. The Company’s remaining obligation in respect of the share consideration was reflected as additional paid-in capital in the unaudited condensed consolidated balance sheet as of September 30, 2022. In accordance with the reporting requirements of ASC 470, the Company measured the fair value of the share consideration with reference to its share price as quoted on the Moscow Exchange. The effect of the gain, net of tax, on basic and diluted net income/(loss) per Class A and Class B shares amounted to RUB 22.74 and nil, respectively for the nine months ended September 30, 2022.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

The carrying value of the Notes as of December 31, 2021 and September 30, 2022 consisted of the following:

	December 31, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	$
0.75% Convertible Senior Notes	92,866	611	10.6
Unamortized debt discount	(6,477)	—	—
Unamortized debt issuance cost	(554)	—	—
Total convertible debt	85,835	611	10.6

The Company recognized RUB 518 as interest expense related to amortization of the debt discount and issuance expenses and RUB 172 as interest expense related to the contractual interest coupon of the convertible debt for the three months ended September 30, 2021. The effective interest rates on the liability component of the convertible debt for the respective period was 3.3%. No interest expenses related to amortization of the debt discount and issuance expenses and the contractual interest coupon of the convertible debt for the three months ended September 30, 2022 were recognized.

The Company recognized RUB 1,554 and RUB 585 ($10.2) as interest expense related to amortization of the debt discount and issuance expenses and RUB 520 and RUB 335 ($5.8) as interest expense related to the contractual interest coupon of the convertible debt for the nine months ended September 30, 2021 and 2022, respectively. The effective interest rates on the liability component of the convertible debt for the respective periods were 3.3% and 2.4%.

Loan

The Company funded the cash component of the Notes primarily by means of a RUB-denominated commercial loan maturing in June 2025.

13.	SHARE-BASED COMPENSATION

The Company has granted Share-Based Awards to employees of the Company pursuant to its 2016 Equity Incentive Plan (the “2016 Plan”).

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses:

	Three months ended September 30,			Nine months ended September 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Restricted Share Units (“RSUs”)	3,968	4,724	82.3	11,644	13,991	243.7
Business Unit Equity Awards	40	785	13.7	256	2,156	37.5
Synthetic Options Programs	520	1,099	19.1	1,212	2,143	37.3
Options	113	59	1.0	337	333	5.8
Performance Share Units (“PSUs”)	333	(277)	(4.8)	965	319	5.6
RSUs in respect of the Self-Driving Group	95	73	1.3	1,185	281	4.9
RSUs and Options in respect of MLU Group	66	—	—	202	—	—
Total share‑based compensation expenses	5,135	6,463	112.6	15,801	19,223	334.8

Yandex N.V. Equity Incentive Plan

The following table summarizes information about non-vested share awards:

	Options		RSUs		PSUs
		Weighted		Weighted		Weighted
		Average		Average		Average
	Quantity	Grant Date	Quantity	Grant Date	Quantity	Grant Date
		Fair Value		Fair Value		Fair Value
Non-vested as of December 31, 2021	983,708	$21.75	10,217,045	$56.80	432,278	$103.85
Granted	—	—	1,405,026	19.45	62,046	57.53
Vested	(227,284)	20.39	(1,137,412)	41.92	—	—
Forfeited	—	—	(1,017,036)	57.87	(83,907)	97.25
Cancelled	—	—	(3,484,251)	50.31	(207,415)	104.85
Non-vested as of September 30, 2022	756,424	$22.16	5,983,372	$54.46	203,002	$91.40

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

In March 2022, the Company offered to all holders of Yandex N.V. RSUs an opportunity to exchange the portion of outstanding awards that would otherwise have vested between February 28, 2022 and the end of 2022 in exchange for cash bonuses. Equity awards in respect of an aggregate of approximately 3.3 million RSUs were exchanged. The replacement cash payments are paid in accordance with the original 2022 vesting schedules of the exchanged RSUs. The exchange was accounted for as a modification of equity awards, resulting in additional share-based compensation expense of RUB 3,150 ($54.9), excluding tax effect, of which RUB 2,278 ($39.7) is recognized in the unaudited condensed consolidated statements of operations for the nine months ended September 30, 2022. The accrued liability associated with the replacement cash payment in the amount of RUB 2,960 ($51.6) is included in accounts payable, accrued and other liabilities in the unaudited condensed consolidated balance sheet as of September 30, 2022.

As of September 30, 2022, there was RUB 21,373 ($372.3) of unamortized share-based compensation expense related to unvested share options, RSUs and PSUs which is expected to be recognized over a weighted average period of 2.56 years.

Synthetic Options Equity Incentive Plans

The Company also grants share-based awards to the employees of several business units, comprised of a synthetic option awards in respect of the relevant business unit (“Synthetic Options”) and a linked RSU award.

The following table summarizes information about non-vested share awards:

	Options
			Weighted
			Average
	Quantity		Grant Date
			Fair Value
Non-vested as of December 31, 2021	1,632,259	RUB	4,008.5
Granted	183,855		6,042.1
Vested	(352,891)		3,290.0
Forfeited	(335,391)		4,712.9
Cancelled	(50,000)		1,370.9
Non-vested as of September 30, 2022	1,077,832	RUB	4,493.8

As of September 30, 2022, there was RUB 3,762 ($65.5) of unamortized share-based compensation expense related to unvested Synthetic Options which is expected to be recognized over a weighted average period of 2.57 years.

Self-Driving Group 2021 Equity Incentive Plan

Yandex Self-Driving Group B.V., a subsidiary of the Company (“SDG”), adopted the SDG 2021 Equity Incentive Plan (the “SDG Plan”) on February 11, 2021. Under the SDG Plan, SDG may grant equity-based awards, including restricted share unit awards, in respect of SDG. RSUs awarded under the SDG Plan entitle the holder to receive a fixed number of depositary receipts (“DRs”) representing Class A shares in SDG at no cost upon the satisfaction of certain time-based vesting criteria. On February 11, 2021, the Supervisory Board of SDG approved the grant of an aggregate of 2,132,749 SDG RSUs, representing a total of approximately 6.3% of the equity of Self-Driving Group on a fully diluted basis. Generally, SDG RSUs vest over a six-year period, 17% after one year, with the remaining vesting in equal amounts on the last day of each quarter over the following five years.

The following table summarizes information about non-vested share awards:

RSUs
Quantity
Non-vested as of December 31, 2021	1,062,729
Vested	(261,725)
Forfeited	(82,779)
Non-vested as of September 30, 2022	718,225

As of September 30, 2022, the unvested SDG B.V. RSUs are expected to be recognized over a weighted average period of 2.33 years.

Business Unit Equity Awards

The Company finalized the process of restructuring certain of the business units into separate legal structures in

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

its Classifieds segment in 2016 and its Media Services segment in 2018 (together, the “Participating Subsidiaries”) to align the incentives of the relevant employees with the operations of the Participating Subsidiaries. The Company grants equity incentive awards under the 2016 Plan to the senior employees of these business units, which entitle the participants to receive options to acquire redeemable depositary receipts of shares in the respective operating subsidiaries upon the satisfaction of defined vesting criteria (the “Business Unit Equity Awards”) and 1.8 million remain outstanding as of September 30, 2022.

14.	SEGMENT INFORMATION

The Company determined its operating segments based on how the chief operating decision maker (“CODM”) manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Company determined the following operating and reportable segments: Search and Portal, E-commerce, Mobility and Delivery, Plus and Entertainment Services and Classifieds. The results of the Company’s remaining operating segments, including the self-driving vehicles business (“Yandex SDG”), Zen (up to September 12, 2022 when the deconsolidation was completed), Yandex Cloud, Yandex Education, Devices, FinTech, Toloka, RouteQ and a number of other experiments, that do not meet quantitative or qualitative thresholds for disclosure, as well as unallocated corporate expenses, are combined into the other category defined as Other Business Units and Initiatives which is shown separately from the other reportable segments and eliminations.

Starting in 2022, the Company introduced the following changes to its segments compared to those presented within the notes to the consolidated financial statements for the year ended December 31, 2021, in order to better reflect the operational structure of the businesses:

●	The Company transferred Ride-hailing, Yandex Drive, FoodTech, Yandex Delivery (Logistics) and Yandex Market reportable segments to a new reportable segment called E-commerce, Mobility and Delivery. The new segment also includes the results of the former operating segment Yandex Uslugi (“Services”), that was previously presented within the Other Business Units and Initiatives category, and the results of Yandex Fuel, a contactless payment service at gas stations, that had previously been reported as part of the Search & Portal segment;
●	The Company transferred Toloka, a data-centric AI solution that enables clients to generate machine learning data at scale, and RouteQ, a cloud platform using traffic forecasts to optimize last mile delivery (formerly known as Yandex Routing), from Search and Portal to the Other Business Units and Initiatives;
●	Yandex Travel, a travel aggregator service, was separated from the Search & Portal segment to the Classifieds segment; and
●	The Company renamed the Media Services segment to the Plus and Entertainment Services segment, which better reflects the nature of the included businesses.

These changes have been applied retroactively to all periods presented.

In the third quarter of 2022, the Company introduced changes to the calculation of the adjusted EBITDA, the operating segments’ measure of profit and loss. Such changes were applied prospectively to the presentation of segment financial results:

●	Due to settlement of the exchanged RSU equity awards of the Company’s employees in cash (Note 13), the relevant share-based compensation expense was included in calculation of the adjusted EBITDA; and
●	To obtain a clearer picture of segment operating performance, the Company has segregated certain corporate expenses from operating segments’ adjusted EBITDA. These corporate expenses include administrative costs, such as finance and legal, as well as other expenses not directly attributable to the segments. In the past, the prevailing part of these expenses had been included in the adjusted EBITDA of the Search and Portal segment. Unallocated corporate expenses are now presented within the Other Business Units and Initiatives category.

Reportable segments derive revenues from the following services:

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

●	The Search and Portal segment includes Search, Geo, Yandex 360, Weather, News (up to September 12, 2022 when the deconsolidation was completed), Alice voice assistant and a number of other services offered in Russia, Belarus and Kazakhstan;
●	The E-commerce, Mobility and Delivery segment includes transactional online-to-offline (O2O) businesses, which consist of (i) the mobility businesses, including ride-hailing in Russia and other countries across CIS and EMEA, Yandex Drive, a car-sharing business for both B2C and B2B and scooters; (ii) the E-commerce businesses in Russia and CIS, including Yandex Market, a multi-category e-commerce marketplace, Yandex Lavka Russia, a hyperlocal convenience store delivery service, and the grocery delivery service of Yandex Eats and Delivery Club (from the date of its acquisition, September 8, 2022); and (iii) other O2O businesses, including Yandex Delivery, a last-mile logistics solution for individuals, enterprises and small and medium business, Yandex Eats and Delivery Club Food Delivery, a ready-to-eat delivery service from restaurants, Lavka Israel, a hyperlocal convenience store delivery service, Yandex Fuel, a contactless payment service at gas stations and several smaller experiments;
●	The Plus and Entertainment Services segment includes subscription service Yandex Plus, Yandex Music, Kinopoisk, Yandex Afisha and production center Yandex Studio; and
●	The Classifieds segment includes Auto.ru, Yandex Realty, Yandex Rent and Yandex Travel

Operating segments of the Company may integrate products managed by other operating segments into their services, for which they pay royalties or other types of compensation. Such compensation represents intersegment transactions, which are included in revenues of the reportable segments presented below. The Company considers it to be impracticable to separately present revenues from external customers and intersegment transactions for each reportable segment as such information is not readily available and is not presented to the CODM. The Company accounts for intersegment revenues as if the services were provided to third parties, that is, at the level approximating current market prices.

The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. Each segment’s assets and capital expenditures are not reviewed by the CODM.

	Three months ended September 30,			Nine months ended September 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Search and Portal:
Revenues	41,951	60,853	1,059.9	115,457	154,989	2,699.5
Adjusted EBITDA	20,995	33,789	588.5	56,814	80,829	1,407.9
E-commerce, Mobility and Delivery:
Revenues	42,509	63,348	1,103.4	113,869	175,055	3,049.0
Adjusted EBITDA	(10,647)	(2,402)	(41.8)	(22,906)	(8,502)	(148.1)
Plus and Entertainment:
Revenues	4,311	7,817	136.2	11,891	19,798	344.8
Adjusted EBITDA	(1,589)	(1,498)	(26.1)	(4,578)	(7,264)	(126.5)
Classifieds:
Revenues	2,421	3,371	58.7	6,664	8,350	145.4
Adjusted EBITDA	450	237	4.1	1,424	903	15.7
Other Business Units and Initiatives:
Revenues	6,006	10,194	177.6	15,747	27,644	481.5
Adjusted EBITDA	(3,671)	(10,207)	(177.8)	(8,598)	(19,230)	(334.9)
Total segment revenues:	97,198	145,583	2,535.8	263,628	385,836	6,720.2
Total segment adjusted EBITDA:	5,538	19,919	346.9	22,156	46,736	814.1
Eliminations:
Revenues	(5,893)	(12,420)	(216.4)	(17,785)	(28,915)	(503.5)
Adjusted EBITDA	84	84	1.5	267	232	4.0
Total:
Revenues from external customers	91,305	133,163	2,319.4	245,843	356,921	6,216.7
Adjusted EBITDA	5,622	20,003	348.4	22,423	46,968	818.1

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

The reconciliation between adjusted EBITDA and net income/(loss) before income taxes for the three and nine months ended September 30, 2021 and 2022 is as follows:

	Three months ended September 30,			Nine months ended September 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Adjusted EBITDA	5,622	20,003	348.4	22,423	46,968	818.1
Less: depreciation and amortization	(6,135)	(7,468)	(130.1)	(17,033)	(22,648)	(394.5)
Less: certain share-based compensation expense	(5,135)	(1,738)	(30.2)	(15,801)	(14,498)	(252.5)
Less: compensation expense (reversal of expense) related to contingent consideration	(36)	—	—	(263)	27	0.5
Add: gain on restructuring of convertible debt	—	—	—	—	9,305	162.1
Add: effect of the News and Zen deconsolidation	—	38,051	662.8	—	38,051	662.8
Add: interest income	1,146	1,127	19.6	3,503	3,526	61.4
Less: interest expense	(938)	(779)	(13.6)	(2,592)	(2,508)	(43.7)
Add: income/(loss) from equity method investments	1,967	(890)	(15.5)	1,961	(1,341)	(23.4)
Add: other income/(loss), net	723	4,053	70.6	1,412	(514)	(8.9)
Less: impairment of intangible assets	—	—	—	—	(2,740)	(47.8)
Net income/(loss) before income taxes	(2,786)	52,359	912.0	(6,390)	53,628	934.1

15.	SUBSEQUENT EVENTS

Purchase of Notes and issuance of new shares

In October 2022, the Company and its subsidiaries completed the purchase of a further $4.6 or 0.4% in the aggregate principal amount of the Notes.

In addition, in October 2022, the Company issued 325,379 new Class A ordinary shares as a part of the purchase price under the repurchase agreements relating to the Notes, as permitted under General License No. 45 issued by the Office of Foreign Assets Control, enabling noteholders to settle open short positions.